MAPTELLIGENT, INC.

2381 St. Rose Parkway, Suite 297

Henderson, Nevada 89052

March 18, 2024

VIA EDGAR

Anuja A. Majmudar

Attorney-Advisor

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Maptelligent, Inc. (the “Company”)
Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A Filed March 14, 2024 (the “Offering Statement”) Commission File No. 024-12384

Dear Ms. Majmudar:

On behalf of the Company, I respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified Wednesday, March 20, 2024, at 2:00 p.m. EDT, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

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should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

-	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Joseph A. Cosio-Baron

Joseph Cosio-Baron

Chief Executive Officer

Maptelligent, Inc.